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                                                                  EXHIBIT (A)(8)
                                                           FOR IMMEDIATE RELEASE
                                                               DECEMBER 24, 1997

                CO-STEEL INC. ANNOUNCES EXPIRY OF WAITING PERIOD

    TORONTO, ONTARIO--Co-Steel Inc. today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1996 applicable to its outstanding tender offer to purchase all of the common stock of New Jersey Steel Corporation (Nasdaq: NJST) expired on December 23, 1997. Subject to the terms and conditions of Co-Steel's Offer to Purchase dated November 28, 1997, the offer will expire at 5:00 p.m. Eastern Standard Time, on January 8, 1998, unless extended.

    Co-Steel Inc. is one of the world's largest minimill steel producers and steel scrap processors. The Company has a current annual capacity of 3.4 million tons of finished steel products and 3.0 million tons of ferrous and non-ferrous material. Co-Steel manufactures and markets special quality steel bar and rod, reinforcing steel bar and rod, merchant bar, structural shapes and flat rolled steel products used principally in the construction, automotive, appliance, machinery and equipment industries.

    Co-Steel's minimill operations consist of Co-Steel Raritan, New Jersey; Co-Steel Lasco, Whitby, Ontario; Co-Steel Sheerness, Kent, England, and Gallatin Steel Company, Gallatin County, Kentucky, Co-Steel's 50%-owned flat rolled steel joint venture. Co-Steel also processes and trades steel scrap for its own use and for sale to third parties through North American-based Co-Steel Recycling and U.K. based Mayer Parry Recycling Ltd., leading scrap processing and trading companies with ferrous and non-ferrous recovery sites.

    Co-Steel Inc. common shares are listed on the Toronto Stock Exchange and the Montreal Exchange and trade under the CEI symbol.

For more information, please contact

Beth Kidnie
Co-Steel Inc.
(416) 366-4500